SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

RECD S.E.C.
JUL 1 2 2002
1086

FORM CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

02048241

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

PROCESSED
JUL 1 6 2002
THOMSON
FINANCIAL

Malaysia
(Jurisdiction of Subject Company's Incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable))

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chartchai Pusavat
Rashid Hussain Berhad
Level 12, Tower One RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9280 2190

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

"Notice of the Passing of an Extraordinary Resolution," of Rashid Hussain Berhad (***RHB***), dated 12 July 2002.

Item 2. Informational Legends

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular furnished on the Form CB submitted by RHB to the Securities and Exchange Commission (the ***Commission***) on 31 May 2002 (***Form CB***).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with its submission of Form CB to the Commission on 31 May 2002, RHB filed with the Commission a written irrevocable consent and power of attorney on Form F-X dated 30 May 2002.

After due inquiry and to the best of my knowledge and belief, I certify on behalf of RHB that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: [signature]

Name: Chong Kin Leong
Title: Finance Director
Date: 12 July 2002

RASHID HUSSAIN BERHAD

US$200 million 1.5% Exchangeable Bonds due 2007 (the *Bonds*)

NOTICE OF THE PASSING OF AN EXTRAORDINARY RESOLUTION

NOTICE IS HEREBY GIVEN that, at a meeting (the ***Meeting***) of holders of the Bonds (the ***Bondholders***) of Rashid Hussain Berhad, which was held at 3.30 p.m. (Kuala Lumpur time) on Friday, 21 June 2002 at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia, the following Extraordinary Resolution was put to Bondholders:

"EXTRAORDINARY RESOLUTION

That this meeting of the holders of the US$200,000,000 1.5% exchangeable bonds due 2007 (the ***Bonds***) of Rashid Hussain Berhad (***RHB***) constituted by a trust deed (the ***Trust Deed***) dated 26 June 1997 made by and between RHB and Citicorp Trustee Company Limited (the ***Trustee***), as amended, hereby resolves by way of Extraordinary Resolution:

(a) To authorise and approve the amendment to the terms and conditions (the ***Conditions***) of the Bonds in accordance with the following principles, all on the terms as defined, and more particularly described, in the document entitled "Explanatory Circular" dated 30 May 2002 (and any supplement thereto, notice of the availability of which has been given to Bondholders) produced to this Bondholders' Meeting and signed by the chairman appointed for the Bondholders' Meeting (the ***Chairman***) for the purposes of identification (the ***Explanatory Circular***):

   (i) to postpone the option of any holder of any Bond to redeem such Bond on 30 June 2002, at 132.592% of its principal amount (the ***Put Option***) (as provided for in Condition 8(C) of the Bonds), until the date which is 45 days after the earlier of (i) 31 December 2002, and (ii) such earlier date on which RHB notifies Bondholders that the Failure Date has occurred;

   (ii) to cancel and deem void any notice of redemption served in accordance with Condition 8(C) of the Bonds by any holder of any Bond or Bonds;

   (iii) on the occurrence of the Effective Date, to cancel all and any rights of Bondholders to exercise the Put Option under the Conditions of the Bonds, howsoever arising; and

   (iv) to amend the Conditions of the Bonds so that if the Effective Date occurs on or before 31 December 2002, but the Closing Date has not occurred by that date, the interest which will have accrued in respect of the period up to and excluding the Interest Payment Date falling on 31 December 2002, shall be paid at a rate of 2.65184% per annum, payable semi-annually, on the principal amount of the Bonds outstanding.

(b) To authorise and approve the settlement of the Bonds (the ***Settlement***) following the occurrence of the Effective Date in accordance with the following principles, all on the terms as defined, and more particularly described, in the Explanatory Circular:

   (i) to assent to the settlement of the Bonds on and following the Closing Date by way of the issuance of the New Securities once certain conditions have been met, all on the terms as more particularly described in (and defined in) the Explanatory Circular; and

   (ii) on the Closing Date, in the case of Qualifying Holders, and on the date on which the net proceeds of sale of New Securities they would have been entitled to had they been Qualifying Holders, are credited to the accounts of Non-Qualifying Holders, in the case of Non-Qualifying Holders (as the case may be), all on the terms as more particularly described in the Explanatory Circular, to cancel the Bonds and waive all and any rights of Bondholders under the Bonds to take any proceedings against RHB for any default under the Bonds or otherwise enforce any of the provisions of the Bonds in relation to amounts otherwise due to Bondholders under the Bonds.

(c) To request and authorise the Trustee (or its delegates) with immediate effect to enter into:

   (i) a supplemental trust deed (the ***Supplemental Trust Deed***) in or substantially in the form produced to this Meeting and signed by the Chairman for purposes of identification, or in such other form that the Trustee considers not to be prejudicial to the interests of Bondholders; and

   (ii) any other documentation ancillary thereto which is, in the sole discretion of RHB, after consultation with the Trustee (or its delegates), necessary or desirable in order to give effect to the amendments to the terms and conditions of the Bonds (as provided for in paragraph (a) hereof) and the Settlement (as provided for in paragraph (b) hereof) provided that the Trustee shall not be obliged to enter into any documentation which, in its reasonable opinion, imposes personal liability upon it.

(d) To discharge and exonerate the Trustee from any liability to Bondholders which they may have incurred or incur as a result of acting in accordance with this Extraordinary Resolution."

On 30 May 2002, RHB published an explanatory circular (the ***Explanatory Circular***) explaining in detail the proposed terms of the restructuring of the Bonds, which was sent to all Bondholders known to RHB and was made available to all Bondholders on request. Copies of the Explanatory Circular are available from the offices of the Luxembourg Listing Agent on the contact details set out below.

The Extraordinary Resolution was passed at the Meeting and shall take effect immediately.

The Extraordinary Resolution is binding upon all Bondholders, whether or not they were present, represented or voted at the meeting, and each of them shall be bound to give effect to it accordingly.

By: **Rashid Hussain Berhad**
Dated: 12 July 2002

THIS NOTICE IS IMPORTANT. IF BONDHOLDERS ARE IN ANY DOUBT AS TO ITS MEANING, THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Luxembourg Listing Agent:
Dexia Banque Internationale à Luxembourg
New Issues Department - Transaction Execution Group
69 Route d'Esch
L - 2953 Luxembourg

Attn: Jacques Kinnen
tel.: (+352) 4590 3550
fax: (+352) 4590 4227
e-mail: jean-jacques.kinnen@dexia-bil.com

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